EXHIBIT 4.22

TALISKER RESOURCES LTD.

AND

AVINO SILVER & GOLD MINES LTD.

AND

BRALORNE GOLD MINES LTD.

SHARE PURCHASE AGREEMENT November 21, 2019

TABLE OF CONTENTS

1.	INTERPRETATION		1
	1.1	Definitions	1
	1.2	Construction	8
	1.3	Accounting Principles	9
	1.4	Schedules	9
2.	PURCHASE AND SALE OF THE PURCHASED SHARES		9
	2.1	Purchase and Sale of Purchased Shares	9
3.	REPRESENTATIONS AND WARRANTIES		10
	3.1	Representations and Warranties of the Vendor	11
	3.2	Representations and Warranties of Purchaser	24
4.	COVENANTS		27
	4.1	Conduct of Business/Interim Period Covenants of Vendor and Bralorne	27
	4.2	Interim Period Covenants of Purchaser	29
5.	INDEMNIFICATION		30
	5.1	Survival of Vendor’s Representations and Warranties	30
	5.2	Survival of Purchaser’s Representations and Warranties	30
	5.3	Indemnification by Vendor	31
	5.4	Indemnification by Purchaser	31
	5.5	Indemnification Limitations	32
	5.6	Procedure for Indemnification	32
	5.7	Rights Cumulative	34
	5.8	Reductions and Subrogation	34
6.	CLOSING & POST-CLOSING		34
	6.1	Location	34
	6.2	Conditions	35
	6.3	Post-Closing Covenants	38
7.	TERMINATION		39
	7.1	Rights of Termination	39
	7.2	Consequence of Termination	40
8.	GENERAL		40
	8.1	Public Notice	40
	8.2	Expenses	40
	8.3	Entire Agreement	41
	8.4	Further Assurances	41
	8.5	Notices	41
	8.6	Governing Law	42
	8.7	Assignment	42
	8.8	Effectiveness and Benefit of the Agreement	43
	8.9	Time of the Essence	43
	8.10	Amendment	43
	8.11	Waiver	43
	8.12	Severability	43
	8.13	Survival	44
	8.14	Counterparts	44

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THIS SHARE PURCHASE AGREEMENT is made on November 21, 2019,

BETWEEN:

TALISKER RESOURCES LTD., a company existing under the laws of Ontario;

(hereinafter referred to “Purchaser”)

AND:

AVINO SILVER & GOLD MINES LTD., a company existing under the laws of British Columbia;

(hereinafter referred to as the “Vendor”);

AND:

BRALORNE GOLD MINES LTD., a corporation existing under the laws of the British Columbia;

(hereinafter referred to as “Bralorne”).

WHEREAS Bralorne is the legal and beneficial owner of the Bralorne Mine Property (as hereinafter defined);

WHEREAS Vendor owns 100% of the Purchased Shares (as hereinafter defined);

WHEREAS Vendor and Purchaser entered into a letter agreement dated October 3, 2019 in respect of the acquisition of the Purchased Shares by Purchaser on the terms and conditions set out therein (the “Letter Agreement”);

WHEREAS the Parties desire to enter into this Agreement, which supersedes the Letter Agreement, in respect of the sale by the Vendor, and the purchase by the Purchaser, of the Purchased Shares; and

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby covenant and agree as follows:

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1. INTERPRETATION

1.1 Definitions

In this Agreement or in any amendments hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

(a)	“Aboriginal Claim” means any claim, written assertion or demand, whether proven or unproven, made by any Aboriginal Peoples with respect to aboriginal title, aboriginal rights and treaty rights;

(b)	“Aboriginal Information” means any and all written documents or electronic and other communications and any oral communications respecting Aboriginal Claims, the issuance of any License that involves Aboriginal Claims;

(c)	“Aboriginal Peoples” means any aboriginal peoples of Canada, including First Nation, Inuit and Métis peoples of Canada, and any group of aboriginal peoples, including Tribal or Métis Councils;

(d)	“Affiliate” means, with respect to any Person, any other Person which directly or indirectly Controls, is Controlled by or is under common Control with such Person;

(e)	“Agreement” means this agreement and includes all Schedules set out in Section 1.4 of this Agreement;

(f)	“Arm’s Length” shall have the meaning ascribed thereto in the Tax Act and the related jurisprudence;

(g)	“Authority” means any government, regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, official, minister, Crown corporation, or court or other law, rule or regulation-making entity having or purporting to have jurisdiction on behalf of any nation, province, state or other geographical or political subdivision thereof or exercising or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power (including a securities regulatory authority or a stock exchange);

(h)	“Books and Records” means (i) books and records of Bralorne or the Purchaser, as the case may be, relating to the Business or the Purchaser’s Business, as the case may be, including the financial, corporate, operations books, records, books of account, purchase records, lists of suppliers, business reports, plans and projections, (ii) geological information and interpretations, resources estimates, technical studies related to the Bralorne Mine Property, and (iii) all other documents, records, correspondence, and other data and information financial or otherwise;

(i)	“Bralorne Financial Statements” means (i) the unaudited financial statements of Bralorne as at, and for the twelve month period ended December 31, 2018 consisting of a statement of financial position, statement of comprehensive income (loss), statement of changes in shareholders' equity and statements of cash flows, prepared in accordance with IFRS, and (ii) the unaudited financial statements of Bralorne for the six month period ended on June 30, 2019 consisting of a statement of financial position, statement of comprehensive income (loss), statement of changes in shareholders' equity and statements of cash flows prepared in accordance with IFRS, true and complete copies of which are attached as Schedule 1.1(i) to the Disclosure Letter;

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(j)	“Bralorne Mine Property” shall mean the Mining Concessions, all real estate, equipment, buildings and infrastructure located on, or otherwise used in connection with, the Mining Concessions and any other mineral rights associated with the Mining Concessions, as further described in Schedule 1.1(uu) of the Disclosure Letter;

(k)	“Bralorne Technical Report” means the technical report dated October 20, 2016 in respect of the Bralorne Mine Property filed under Vendor’s profile on the System for Electronic Document Analysis Retrieval (SEDAR) website;

(l)	“Business” means the business of mineral exploration and development activities, which is presently carried on by Bralorne;

(m)	“Business Day” means a day other than a Saturday, Sunday or any other day that is a statutory holiday in the Province of Ontario or the Province of British Columbia;

(n)	“Claims” shall have the meaning ascribed thereto in Section 5.3;

(o)	“Class A Shares” means the voting, redeemable, non-participating, class A shares of Bralorne which will be redeemable by Bralorne at any time and will not be entitled to dividends or to participate in the assets of Bralorne on a winding-up, dissolution or other distribution of assets of Bralorne other than to receive an amount equal to the paid-up amount of such shares;

(p)	“Closing” means the completion of the transactions contemplated by this Agreement;

(q)	“Closing Cash Payment” has the meaning ascribed thereto in Section 2.1(a);

(r)	“Closing Date” or “Date of Closing” means such date as the Purchaser and Vendor may agree upon, such date to be not later than the earlier of (i) the tenth (10th) Business Day after all conditions precedent set out in this Agreement have been satisfied or waived, and (ii) the Outside Date;

(s)	“commencement of commercial production” means the first date that the Bralorne Mine Property or any portion thereof is operated as a producing mine and the production of minerals therefrom for a period of thirty (30) consecutive days at an average rate of not less than seventy-five percent (75%) of the initial rated capacity of the mine facilities, as set out in any technical report or study describing the mining plan, and for greater certainty does not include milling for the purpose of testing, milling by a pilot plant, or milling during an initial tune up period of the plant of any mine, in each case in respect of the Bralorne Mine Property;

(t)	“Confidentiality Agreement” means the confidentiality agreement dated May 27, 2019 between Bralorne and Purchaser;

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(u)	“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person pursuant to a Contract or Laws to which a party is bound or by which the assets of a party are bound, required for the execution of this Agreement, the closing or the performance of any terms hereof, the completion of the transactions contemplated by this Agreement and to permit Bralorne to carry on the Business after Closing as carried on immediately prior to Closing, but does not include a Regulatory Approval;

(v)	“Consideration Shares” has the meaning ascribed thereto in Section 2.1(b);

(w)	“Contract” means all pending and executory contracts, agreements, leases, indentures, mortgages, instruments, understandings and arrangements (whether oral or written) that relate to Bralorne or its assets or to which Bralorne or the Purchaser, as the case may be, is a party or by which Bralorne or the Purchaser, as the case may be, or any of their respective properties or assets or the Business or the Purchaser’s Business, as the case may be, is bound or under which Bralorne or the Purchaser, as the case may be, has rights;

(x)	“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings);

(y)	“CSE” means Canadian Securities Exchange;

(z)	“Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Vendor to the Purchaser with this Agreement;

(aa)	“Employees” means those individuals employed by Bralorne on a full-time, part-time or temporary basis, including such individuals on disability leave, parental leave or other absence;

(bb)	“Encumbrance” shall include any mortgage, hypothec, lien, pledge, charge, security interest, restriction, claim, encumbrance, right to use or acquire, ownership or royalty interest, action or demand of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

(cc)	“Environmental Laws” shall include all applicable national, state, provincial, municipal, regional, or local laws, regulations, ordinances, rules, orders, authorizations, approvals, notices, licenses, permits, directives or other requirements of any competent Authority, court, tribunal or other similar body, having jurisdiction over Bralorne or the Business relating to environmental or occupational health and safety matters or Hazardous Substances;

(dd)	“Environmental Orders” means applicable orders, decisions or the like rendered by any Authority under or pursuant to any Environmental Laws;

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(ee)	“Environmental Permits” means all permits, certificates, approvals, registrations and licenses issued by any competent Authority and relating to or required for the operation of the Business and the Bralorne Mine Property in compliance with all Environmental Laws, Environmental Orders or Environmental Regulations;

(ff)	“Environmental Regulations” means all applicable regulations or the like promulgated under or pursuant to any Environmental Laws;

(gg)	“Equity Financing” means an offering of Talisker Securities completed after the date of the Letter Agreement and on or prior to the Closing Date;

(hh)	“Flow-Through Share” means a share or a right to acquire a share that is a “flow-through share” as defined in Subsection 66(15) of the Tax Act, and similar shares or rights eligible for similar or corresponding treatment under applicable provincial or territorial Tax law;

(ii)	“FT Agreements” has the meaning ascribed thereto in Section 6.3.1;

(jj)	“FT Expenses” has the meaning ascribed thereto in Section 6.3.1;

(kk)	“Hazardous Substances” means Polychlorinated biphenyls (PCBs), asbestos, radioactive material, carcinogenic materials, urea formaldehyde foam insulation or any other contaminant, substance or material that is prohibited, controlled or regulated under any Environmental Laws;

(ll)	“IFRS” means International Financial Reporting Standards;

(mm)	“Indemnified Party” shall have the meaning ascribed thereto in Subsection 5.6(a);

(nn)	“Indemnity Payment” shall have the meaning ascribed thereto in Section 5.8;

(oo)	“Interim Period” has the meaning ascribed to that term in Section 4.1;

(pp)	“Investor Rights Agreement” means the agreement granting Vendor certain pre-emptive rights in connection with the issuance of further securities by the Purchaser, in the form attached here to as Schedule 1.1(pp);

(qq)	“Laws” means any applicable laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, constitutional mandates, codes, guidelines, treaties, policies, notices, directions, resolutions or decisions issued by governmental entities and judicial, arbitral, administrative, ministerial or departmental judgments, awards or other requirements of any Authority;

(rr)	“Letter Agreement” shall have the meaning ascribed thereto in the recitals;

(ss)	“License” means any license, permit, authorization, quota, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for by any Authority;

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(tt)	“Material Contracts of Bralorne” shall have the meaning ascribed thereto in Subsection 3.1.2(o);

(uu)	“Mining Concessions” means any mineral claim, Crown granted mining claim, lease or other right to explore for, exploit, develop, mine, produce, mill or process minerals or any interest therein which Bralorne owns or has a right or option to acquire or use, as further described in Schedule 1.1(uu) of the Disclosure Letter, together with any renewal, extension, amendment or consolidation thereof;

(vv)	“Net Proceeds Royalty” means the 1.6385% net proceeds royalty in favour of BRL Enterprises Inc. over the Bralorne Mine Property and the additional royalty over 12 Crown granted mineral claims of $0.50 per ton of 2,000 lbs. of concentrate if the gold content is ¾ oz. of gold per ton or more, as more particularly described in Schedule 1.1(uu) of the Disclosure Letter;

(ww)	“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

(xx)	“Outside Date” means December 31, 2019 or such other date that the Purchaser and Vendor may agree in writing, each acting in their sole discretion;

(yy)	“Permitted Encumbrances” means:

(i)	security given to a public utility or any Authority when required in the ordinary course of business;

(ii)	undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the operation of the Business, a claim for which has not been filed or registered pursuant to law of which notice in writing has not been given;

(iii)	any reservations or exceptions contained in the concessions or other original grant of rights underlying or related to the relevant entity’s mineral projects;

(iv)	easements and any registered restrictions or covenants that run with the relevant entity’s mineral projects, provided the same are not of such nature as to materially adversely affect the use or value of the property subject thereto;

(v)	rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services, provided the same are not of such nature as to materially adversely affect the use or value of the property subject thereto;

(vi)	zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the relevant entity’s mineral projects, provided the same are not of such nature as to materially adversely affect the use or value of the property subject thereto; and

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(vii)	any Encumbrances set out in Schedule 1.1(yy)(vii) of the Disclosure Letter, none of which are of such nature as to materially adversely affect the use or value of the property subject thereto or that could have an impact on exploration or mining activities on the Bralorne Mine Property;

(zz)	“Person” includes an individual, corporation, partnership, trustee, trust, unincorporated association, organization, syndicate, executor, administrator or other legal or personal representative and pronouns have a similarly extended meaning;

(aaa)	“Production Payment” has the meaning set out in Section 6.3.4 below;

(bbb)	“Prime Rate” shall mean the floating annual rate of interest established from time to time by the Canadian Imperial Bank of Commerce as the reference rate it will use to determine rates of interest on Canadian dollar loans to customers in Canada and designated as its prime rate;

(ccc)	“Pro Forma Balance Sheet” means Bralorne’s unaudited pro forma balance sheet as of the Closing Date giving pro forma effect to the acquisition of the Purchased Shares and the other transactions contemplated by this Agreement;

(ddd)	“Purchased Shares” means all the issued common shares in the share capital of Bralorne; but for greater certainty “Purchased Shares” does not include any Class A Shares;

(eee)	“Purchaser Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to the business, assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of the Purchaser other than any change, effect, event or occurrence: (i) relating to the global economy or securities or commodities markets in general; (ii) affecting the mining industry in general; (iii) resulting from changes in the price of gold; (iv) relating to changes or developments in political conditions; (v) relating to any generally applicable change in applicable accounting principles or adoption, proposed implementation or change in applicable Laws; (vi) relating to changes in general economic, business or regulatory conditions or in financial, credit, currency or securities markets in Canada; or (vii) resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a state of facts exists that has or could have a “Purchaser Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

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(fff)	“Purchaser’s Business” means the business of mineral exploration activities, which is presently carried on by the Purchaser;

(ggg)	“Purchaser’s Disclosure Documents” means all documents and information filed by the Purchaser under applicable Laws since March 19, 2019 until the date of this Agreement and publicly available under the Purchaser’s profile on the System for Electronic Document Analysis Retrieval (SEDAR) website;

(hhh)	“Purchaser’s Surety Arrangements” shall have the meaning ascribed thereto in Section 4.2(c);

(iii)	“Reclamation and Rehabilitation Costs” means the estimated reclamation and rehabilitation costs associated with the Mining Concessions, all of which are set out on an undiscounted basis in Schedule 1.1(ggg) of the Disclosure Letter, based on the current mine operations;

(jjj)	“Regulatory Approval” means any approval, permit, sanction, ruling, order, declaration or consent from any Authority or self-regulatory organization within or outside of Canada required for the execution of this Agreement, the closing or the performance of any terms hereof and the completion of the transactions contemplated by this Agreement and to permit Bralorne to carry on the Business, in each case after Closing as carried on immediately prior to Closing;

(kkk)	“Release” means a releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping which is in breach of any Environmental Laws, Environmental Orders, Environmental Permits or Environmental Regulations;

(lll)	“Samsung Security Interest” means the security interest and pledge of the Purchased Shares held by Samsung C&T U.K. Limited as security for a loan to Vendor pursuant to the agreement dated July 31, 2015, as supplemented November 27, 2018 and July 25, 2019, between Samsung C&T U.K. Limited and Vendor;

(mmm)	“Surety Arrangements” means bonds, letters of credit, guarantees and other instruments or arrangements securing or guarantying performance of obligations;

(nnn)	“Statement of Financial Position” means the statement of financial position of Bralorne forming part of the Bralorne Financial Statements;

(ooo)	“Talisker Securities” means securities of the Purchaser;

(ppp)	“Talisker Shares” means the common shares of the Purchaser;

(qqq)	“Talisker Warrants” has the meaning ascribed thereto in Section 2.1(c);

(rrr)	“Tax Act” means the Income Tax Act (Canada), 1985, c.1 (5TH Supp.), as amended;

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(sss)	“Taxes” means all taxes, levies, duties, fees, premiums, assessments, reassessments and other charges of any nature whatsoever, whether direct or indirect, including, without limitation, income tax, profits tax, gross receipts tax, corporation tax, mining tax, commodity tax, sales and use tax, goods and services tax, harmonized sales tax, wage tax, payroll tax, worker’s compensation levy, employer health tax, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, withholding tax, pension plan, social security charges, unemployment insurance charges and retirement contributions, and any interest, fines, additions to tax and penalties thereon;

(ttt)	“Tax Returns” means all returns, reports, declarations, designations, elections, notices, filings, forms, information returns and statements filed or required to be filed in respect of Taxes;

(uuu)	“Third Party Claim” shall have the meaning ascribed thereto in Subsection 5.6(b);

(vvv)	“Time of Closing” means 8:00 a.m. (Pacific Standard Time) on the Closing Date or such other time as the Purchaser and Vendor may agree upon;

(www)	“TSX” means the Toronto Stock Exchange; and

(xxx)	“Vendor Surety Arrangements” has the meaning ascribed thereto in Section 3.1.2(m).

1.2 Construction

In this Agreement:

(a)	words denoting the singular include the plural and vice versa, and words denoting any gender include all genders;

(b)	the word “includes” or “including” shall mean “includes without limitation” or “including without limitation”, respectively;

(c)	any reference to a statute shall mean the statute in force, as amended from time to time, and any regulation in force or promulgated thereunder, unless otherwise expressly provided;

(d)	the use of headings is for convenience of reference only and shall not affect the construction of this Agreement;

(e)	when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period shall end on the next Business Day;

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(f)	unless otherwise specified herein, all dollar amounts are expressed in Canadian dollars, and “US$” or “USD” is intended to denote the lawful currency of the United States of America;

(g)	“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual; and

(h)	where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” or the “awareness” of the party making such representation or warranty, it shall be deemed to refer to the actual knowledge of the President & Chief Executive Officer and Chief Financial Officer of the party, and all knowledge which such person would have if he or she made due enquiry into the relevant subject matter.

1.3 Accounting Principles

Wherever in this Agreement reference is made to IFRS, such reference shall be deemed to be the International Financial Reporting Standards from time to time approved by the Chartered Professional Accountants of Canada (or any successor institute) applicable as at the date on which such calculation is made or required to be made in accordance with IFRS.

1.4 Schedules

The following are the Schedules annexed hereto, incorporated by reference herein and deemed to be part of this Agreement:

Schedule 1.1(pp)	-	Investor Rights Agreement
Schedule 2.1(c)	-	Talisker Warrants Certificate
Schedule 3.2(f)	-	Capitalization
Schedule 6.2.2(d)	-	Bralorne Form 11 Notice of Alteration
Schedule 6.2.2(f)	-	Form of Bralorne Shareholders Agreement

2. PURCHASE AND SALE OF THE PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

Subject to the terms and conditions of this Agreement, at the Time of Closing, the Vendor shall sell to the Purchaser 100% of the Purchased Shares, and the Purchaser shall purchase from the Vendor 100% of the Purchased Shares, in consideration of:

(a)	the payment of $8,700,000 in cash on the Closing Date (the “Closing Cash Payment”);

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(b)	the issuance of that number of Talisker Shares (the “Consideration Shares”) to the Vendor (or as the Vendor may designate in writing prior to the Closing Date) on the Closing Date that results in Vendor holding 9.9% of the outstanding Talisker Shares immediately after the Closing Date; and

(c)	the issuance of that number of Talisker Share purchase warrants (“Talisker Warrants”) to the Vendor (or as the Vendor may designate in writing prior to the Closing Date) on the Closing Date that is equal to 50% of the number of Consideration Shares issued pursuant to Section 2.1(b), in the form of certificate representing the Talisker Warrants attached hereto as Schedule 2.1(c).

The Parties hereby acknowledge and agree that any and all cash held by Bralorne on the Closing Date shall be for the account of Purchaser.

3. REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Vendor

Vendor hereby represents and warrants to the Purchaser (and acknowledge that the Purchaser is relying on such representations and warranties in completing the transactions contemplated hereby) that:

3.1.1 With respect to Vendor:

(a)	Vendor’s Corporate Matters: Vendor is a corporation duly incorporated and organized and is validly subsisting under the laws of British Columbia and has all necessary corporate power, authority and capacity to enter into this Agreement, the Investor Rights Agreement and to perform its obligations hereunder and thereunder.

(b)	Authorization of Agreement: This Agreement has been duly authorized, executed and delivered by Vendor, and constitutes a legal, valid and binding obligation of Vendor, enforceable against it in accordance with its terms (subject, however, to limitations with respect to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium and other laws relating to or affecting creditors’ rights generally and to the availability of equitable remedies such as specific performance and injunction).

(c)	Validity of Transactions: The execution and delivery of this Agreement and the Investor Rights Agreement by Vendor, the consummation of the transactions contemplated hereby and thereby and the fulfilment by Vendor of the terms, conditions and provisions hereof will not:

(i)	contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or acceleration of any obligations of Vendor under:

(A)	the Laws applicable to Vendor,

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(B)	any judgment, order, writ, injunction or decree of any Authority, court, tribunal, instrumentality or arbitrator, which is presently applicable to Vendor,

(C)	the articles, notice of articles or any resolutions of Vendor, or any amendments thereto or restatements thereof, or

(D)	the provisions of any Contract to which it is or its assets are bound; or

(ii)	relieve any other party to any Material Contracts of Bralorne of its obligations thereunder or enable it to terminate its obligations thereunder.

(d)	Ownership of Purchased Shares: Vendor is the sole legal and beneficial owner of and has good title to 100% of the Purchased Shares, free and clear from all Encumbrances other than the Samsung Security Interest. There is no agreement, contract, option, commitment, right of privilege or other right of another binding upon, or which at any time in the future may become binding upon, the Vendor to sell, transfer, assign, pledge, subject to lien, charge, grant a security interest in, mortgage or in any other way dispose of or encumber any of the Purchased Shares other than pursuant to this Agreement and the Samsung Security Interest.

(e)	No Bankruptcy/Insolvency: Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed over any part of its assets, had any encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

(f)	Litigation: There is no civil, criminal or administrative suit, action, proceeding, investigation, review or inquiry pending or threatened against or affecting Vendor that relates to the Bralorne Mine Property or Bralorne, nor is there any judgment, decree, injunction, rule or order of any Authority or arbitrator outstanding against or affecting Vendor that, if successful, either individually or in the aggregate, could delay the ability of Vendor to consummate the transactions contemplated by this Agreement.

(g)	Brokers: Vendor has not entered into any agreement which would entitle any Person to any valid claim against the Purchaser for a brokers’ commission, finder’s fee or any like payment in respect of the purchase and sale of the Purchased Shares.

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(h)	Samsung Security Interest: Vendor and Samsung C&T U.K. Limited (“Samsung UK”) have entered into a binding agreement in respect of the discharge of the Samsung Security Interest on or prior to the Closing Date subject to the following conditions: delivery of an original instrument ratified before a notary public in Mexico of a share pledge agreement (the “Mexican Share Pledge Agreement”) pursuant to which the Vendor grants a first ranking security interest in favour of Samsung UK over such number of shares in Compañía Minera Mexicana de Avino, S.A. de C.V. (“CMMA”) equal to 33% of all of the shareholdings of Avino in CMMA, evidence of all formalizations, filings and registrations for the Mexican Share Pledge Agreement, evidence of full payment of all governmental and notarial duties, fees and expenses for the perfection of the relevant security pursuant to the Mexican Share Pledge Agreement, certified copies of the consent resolutions of the board of directors of the Vendor approving and authorizing the Mexican Share Pledge Agreement and any other relevant documents, original titles of all shares of CMMA subject to the Mexican Share Pledge Agreement, certified copies of the consent resolutions of the board of directors of CMMA approving and authorizing the Mexican Share Pledge Agreement and the creation of the pledge of the relevant shares of the Vendor, and a certified true copy of the officer’s certificate of CMMA regarding the pledge to be created over the relevant shares and its entry in CMMA’s Shares’ Registry Book. Vendor has no knowledge of any impediment to the discharge of the Samsung Security Interest on or prior to the Closing Date.

3.1.2 With respect to Bralorne

(a)	Bralorne’s Corporate Matters: Bralorne is a corporation duly incorporated and organized and is validly subsisting under the laws of British Columbia and has all necessary corporate power, authority and capacity to own or lease its assets and to carry on the Business as presently conducted. Neither the nature of the Business nor the location or character of the assets owned (including the Bralorne Mine Property) by Bralorne requires Bralorne to be registered, licensed or otherwise qualified in any jurisdiction, except for those already obtained. The minute books of Bralorne and other corporate records made available to Purchaser for review are true and correct in all material respects and have been maintained in accordance with applicable Laws. All corporate proceedings and actions reflected in the minute books of Bralorne have been conducted or taken in accordance with applicable Laws, the articles of Bralorne and the notice of articles of Bralorne.

(b)	Regulatory Approvals: Bralorne has obtained all Regulatory Approval, has filed with, given notice to, or registered with any Authority as may be required to be made or obtained by Bralorne: (i) in connection with the execution and delivery of, and performance by the Vendor of its obligations under this Agreement or the consummation of the transactions contemplated hereby; (ii) in order to maintain any Mining Concessions or License which is currently existing in full force and effect and in good standing; and (iii) to permit Bralorne to carry on the Business as the Business is currently carried on by Bralorne.

(c)	Consents: No Consent is required to be obtained or notice to be given by Bralorne or the Vendor under any Material Contracts of Bralorne in connection with the execution and delivery of, and performance by the Vendor of its obligations under this Agreement or the consummation of the transactions contemplated hereby in order to maintain all rights of Bralorne under such Material Contracts of Bralorne.

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(d)	Capitalization: The Vendor is the registered owner of all of the issued and outstanding shares of Bralorne. All such shares have been, and the Class A Shares will be, duly and validly issued and are, and the Class A Shares will be, issued and outstanding as fully paid and non-assessable shares in the capital of Bralorne. Other than the Class A Shares which will be issued, there are no outstanding securities issued by Bralorne which are convertible into or exchangeable or exercisable for any shares of the share capital of Bralorne, nor has Bralorne issued any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance of, any shares of its share capital or any securities convertible into or exchangeable or exercisable for any shares of its share capital. At Closing the Purchased Shares and the Class A Shares will constitute all of the issued shares in the share capital of Bralorne.

(e)	Interests in other Entities: Bralorne does not own, directly or indirectly, nor has it agreed to acquire any of the outstanding shares or securities convertible into shares of any other corporation, or any participating interest in any partnership, joint venture or other business enterprise.

(f)	Compliance with Laws: To the knowledge of the Vendor, Bralorne is in compliance, in all material respects, with all Laws, or other requirements applicable to it or the Business and has filed in all material respects all reports or returns required under all Laws applicable to it and the Business.

(g)	Liabilities: As of the Closing Time, Bralorne will not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise, matured or unmatured, including under any guarantee of any debt) other than environmental and permitting costs, and the Reclamation and Rehabilitation Costs and the royalties as set out in Schedule 3.1.2(g) of the Disclosure Letter.

(h)	Mining Concessions:

(i)	Bralorne is the sole legal and beneficial owner or holder of all Licenses listed in Schedule 1.1(uu) of the Disclosure Letter which are necessary for the lawful operation of the Business as presently conducted. All such Licenses are valid and subsisting and in good standing. No material violations have been recorded in respect of any such Licenses and no proceeding is pending or, to the best of Vendor’s knowledge, information and belief, threatened to revoke or limit any thereof.

(ii)	Schedule 1.1(uu) of the Disclosure Letter lists all mineral rights and properties, including the Mining Concessions, owned by Bralorne, and all such concessions are in good standing as of the date hereof. There are no open fractional undersurface rights areas in respect of the Bralorne Mine Property between the boundaries of the Crown grants owned by Bralorne that are not otherwise subject to a mineral claim tenure registered in the name of Bralorne as to an undivided 100% interest. Bralorne is the registered owner in fee simple as to a 100% undivided interest in and to the surface rights to all of the properties on which all buildings and other fixed infrastructure owned by the Company and used in connection with the Bralorne Mine and the Bralorne Mine Property are located. Access to and egress from the Bralorne Mine Property is by open public highway owned, operated and maintained by the government of the Province of British Columbia.

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(iii)	Schedule 1.1(uu) of the Disclosure Letter lists all royalty interests, net profits interests or other similar interests in the Bralorne Mine Property.

(iv)	Bralorne holds title to the Bralorne Mine Property free and clear of all Encumbrances other than Permitted Encumbrances and has the exclusive right to deal with the Bralorne Mine Property. Bralorne’s title to the Bralorne Mine Property is not subject to any unregistered transfers, agreements, leases or other rights, other than the Permitted Encumbrances.

(v)	Except as disclosed in Schedule 1.1(uu) of the Disclosure Letter, no person has any interest in the Bralorne Mine Property or any right to acquire any such interest. There are no back-in rights, earn-in rights, rights of first refusal, preferential rights, royalty rights or similar provisions which would affect, burden or encumber Bralorne’s interest in the Bralorne Mine Property.

(vi)	Neither Vendor nor Bralorne has received any notice, whether written or oral, from any Authority or any Person with jurisdiction or applicable authority of any default under, or of any revocation or intention to revoke, any part of the Bralorne Mine Property.

(vii)	All material notices, filings and payments (including, for greater certainty, annual assessment reports, fees, real property taxes and other taxes) required to be made with respect to the mining concessions listed in Schedule 1.1(uu) of the Disclosure Letter, including the Mining Concessions, hereto required to be made by Bralorne under applicable Laws have been made.

(viii)	All material notices, filings and payments (including, for greater certainty, annual assessment reports, fees, real property taxes and other taxes) required to be made by Bralorne with respect to the Bralorne Mine Property and the mining concessions listed in Schedule 1.1(uu) of the Disclosure Letter under applicable Laws have been made.

(ix)	Bralorne has all of the rights, contracts and licenses materially necessary or appropriate to authorize and enable it to carry on the mineral exploration activities as currently being undertaken, or are intended to be undertaken, by or on behalf of Bralorne, including, without limitation, those being undertaken, or are intended to be undertaken, by or on behalf of Bralorne on the Bralorne Mine Property, and Bralorne is not in default of such rights, titles, and interests, contracts and licenses.

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(x)	All assessments or other work required to be performed by Bralorne in relation to the exploration and related rights and claims, mining concessions (including the Mining Concessions), the mining rights and options, contracts and licenses of Bralorne taken as a whole in order to maintain its interest therein has been performed to date. All such exploration rights and claims, mining concessions, mining rights, contracts and licenses are in good standing in all material respects.

(xi)	There are no expropriations or similar proceedings or any challenges to title or ownership or access or its ability to carry out mining operations, actual or threatened, of which Bralorne has received written notice (or of which a senior officer of Bralorne has received verbal notice of) against its exploration or related rights or claims, mining concessions, including the Mining Concessions, and mining rights or options or any part thereof.

(xii)	The exploration and other mining operations on the properties of Bralorne or on the properties in respect of which Bralorne has rights, including, without limitation, on the Bralorne Mine Property, have been conducted in all material respects in accordance with good mining and engineering practices and all applicable worker’s compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects.

(i)	Financial Statements:

(i)	True and correct copies of the Bralorne Financial Statements are attached as Schedule 1.1(i) of the Disclosure Letter. The Bralorne Financial Statements present, fairly, in all material respects, the financial position of Bralorne as at the dates and for the periods indicated in such financial statements, in accordance with IFRS. The Statements of Financial Position present fairly, in all material respects, the financial condition and assets and liabilities (whether accrued, absolute, contingent or otherwise) of Bralorne as at the dates indicated in such statements and the statement of income (loss) forming part of the Bralorne Financial Statements accurately sets forth, in all material respects, the results of the operations of Bralorne and the source and application of the funds thereof throughout the periods covered thereby, as at the dates and for the periods indicated in such financial statements.

(ii)	The Bralorne Financial Statements are complete and accurate in all material respects and accurately disclose, in accordance with IFRS the assets, liabilities and financial condition of Bralorne as at the dates thereof and for the periods covered thereby.

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(iii)	The Bralorne Financial Statements contain or reflect adequate accruals in accordance with IFRS for all liabilities and obligations of any nature whatsoever, whether accrued, absolute, contingent or otherwise, matured or unmatured, including under any guarantee of any debt.

(j)	Absence of Changes: Since December 31, 2018, there has not been any material adverse change in the condition, operations, affairs, or the assets or financial condition of Bralorne other than changes in the ordinary and normal course of business and since December 31, 2018 the Business has been conducted in the ordinary course of business.

(k)	Title to Assets: Bralorne has good and valid title to, or a valid leasehold interest in, all of its assets used in connection with the Bralorne Mine Property, including personal property, machinery, equipment, motor vehicles, facilities, buildings, structures, improvements and fixtures, which are set out in Schedule 3.1.2(k) of the Disclosure Letter, free and clear from all Encumbrances other than Permitted Encumbrances and the Samsung Security Interest. There is no agreement, contract, option, commitment, right of privilege or other right of another binding upon, or which at any time in the future may become binding upon, Bralorne to sell, transfer, assign, pledge, charge, subject to lien, grant a security interest in, mortgage or in any other way dispose of or encumber any of its assets.

(l)	Real Property

(i)	Schedule 3.1.2(l) of the Disclosure Letter contains a complete and accurate list of all real property (the “Real Property”) owned or leased by Bralorne. No real property is leased by Bralorne.

(ii)	Schedule 3.1.2(l) of the Disclosure Letter contains a complete and accurate list of all easements which have been granted to Bralorne and such easements are in good standing and Bralorne is not aware of any matter that could result in their suspension, modification or revocation.

(iii)	Bralorne has the exclusive right to occupy and use the Real Property, subject to Permitted Encumbrances.

(iv)	Except as set out in Schedule 3.1.2(l) of the Disclosure Letter, Bralorne does not own or lease any real property.

(m)	Environmental Matters: Except as set forth in Schedule 3.1.2(m) of the Disclosure Letter:

(i)	Bralorne is, and the Business is being carried on in compliance in all material respects with all Environmental Laws, Environmental Orders and Environmental Regulations applicable to Bralorne.

(ii)	Schedule 3.1.2(m) of the Disclosure Letter sets forth a true and complete list of all Environmental Permits held by Bralorne. All such Environmental Permits are valid, in good standing, and in full force and effect and are sufficient to enable Bralorne to carry on the Business as presently conducted and Bralorne is not in material violation thereof and to the best of the Vendor’s knowledge, information and belief, no proceedings are pending or threatened in writing to revoke or limit any of the Environmental Permits.

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(iii)	Other than as disclosed in the Schedule 3.1.2(m) of the Disclosure Letter, Bralorne has not received any written notice, report or other written information regarding any actual or alleged material violation by Bralorne of any applicable Environmental Laws, Environmental Regulation or Environmental Order. There are no penalties or similar payments in respect of violations by Bralorne of any Environmental Laws, Environmental Regulation or Environmental Order outstanding and Bralorne has paid in full all such penalties or similar payments to the applicable Authority.

(iv)	To the knowledge of Vendor, no Release of any Hazardous Substances has occurred on or off-site from the place or places where Bralorne carries on the Business, and all wastes and substances disposed of, treated or stored by Bralorne, on or off-site, at such places of business, have been and are disposed of, treated and stored in material compliance with all applicable Environmental Laws, Environmental Regulations or Environmental Orders.

(v)	There are no environmental audits, evaluations, assessments, studies or tests relating to Bralorne of which Vendor is aware that have not been delivered to the Purchaser except for ongoing audits, evaluations, assessments, studies or tests conducted in the ordinary course of business and which are not complete and are not material.

(vi)	Schedule 3.1.2(m) of the Disclosure Letter describes all Surety Arrangements maintained by Vendor, Bralorne or any Affiliate thereof with respect to the operation, closure, reclamation, remediation or rehabilitation of the Bralorne Mine Property (“Vendor Surety Arrangements”). Vendor has made available to Purchaser a copy of each such Vendor Surety Arrangement. All Vendor Surety Arrangements are in full force and effect. The Authorities have not called on the Vendor Surety Arrangements.

(n)	Insurance:

All current insurance policies of Bralorne are listed in Schedule 3.1.2(n) of the Disclosure Letter.

(o)	Contracts of Bralorne:

(i)	As at the Closing Date, Bralorne will not be a party to or bound by any Contract which is material to the Business or which involves the expenditure of more than $10,000 or which is not terminable by Bralorne on 30 days’ notice without financial or other liability exceeding $10,000 other than the contracts and agreements referred to in Schedule 3.1.2(o) of the Disclosure Letter (the “Material Contracts of Bralorne”), a full and complete copy of each of which has been delivered by or on behalf of Bralorne to the Purchaser. Each of the Contracts of Bralorne is in good standing and in full force and effect and Bralorne is entitled to all benefits, rights and privileges thereunder. Bralorne has not received any written notice that any party has breached, intends to breach or intends to discontinue any of the Contracts of Bralorne. Bralorne has not assigned, sub-leased or sub-licensed any of its rights under any of the Material Contracts of Bralorne.

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(ii)	As at the Closing Date, Bralorne will not be a party to or bound by any off-take agreement, joint venture agreement, earn-in agreement, joint exploration agreement, partnership agreement or royalty agreement in respect of the Bralorne Mine Property other than the royalties set out in Schedule 1.1(uu) of the Disclosure Letter.

(iii)	Bralorne is not a party to or bound by any land-use and access agreements in respect of the Bralorne Mine Property.

(p)	Tax Matters:

(i)	Provision has been made by Bralorne in the applicable Statement of Financial Position for any Taxes due and unpaid by Bralorne at the date of such Statement of Financial Position, any Tax instalments due in respect of the current taxation year of Bralorne. Except to the extent reflected or reserved against in the Bralorne Financial Statements, Bralorne is not liable for any Taxes. Income tax assessments or reassessments have been received by Bralorne covering all past periods through the 2018 fiscal year and Bralorne has paid all such assessments and reassessments. There are no notices of objection or appeals outstanding with respect to any assessment, reassessment or determination of Bralorne by any Authority. There are no actions, suits, audits, investigations, claims or other proceedings pending against Bralorne or proposed, of which Vendor or Bralorne are aware, in respect of any Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by Bralorne.

(ii)	Bralorne has filed in a timely manner all Tax Returns required to be filed by Bralorne under applicable Laws and all such Tax Returns are true, correct and complete. Bralorne has not and is not required to file any Tax Returns in any jurisdiction outside of Canada. Bralorne has delivered or caused to be delivered to the Purchaser copies of all Tax Returns filed by Bralorne for all fiscal years ending after December 31, 2015.

(iii)	Bralorne has withheld and remitted to the proper Authority in the time, manner and form required under the applicable taxing legislation amounts in respect of Taxes required to be withheld and remitted by it.

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(iv)	Bralorne has not acquired property or services from, or disposed of property or provided services to, a person with whom Bralorne does not deal at Arm’s Length for an amount that is other than the fair market value of such property or services or has been deemed to have done so for purposes of the Tax Act.

(v)	Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(vi)	For all transactions between Bralorne and any Person not resident in Canada for purposes of the Tax Act with whom Bralorne was not dealing at Arm’s Length, Bralorne has made or obtained records or documents that meet the requirements of sections 247(4)(a) to (c) of the Tax Act. There are no transactions to which section 247(2) or (3) of the Tax Act may reasonably be expected to apply.

(vii)	No Person or group of Persons other than Vendor has ever acquired control of Bralorne.

(viii)	None of section 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax Law of any province, territory or any other jurisdiction, has applied or will apply to Bralorne at any time up to and including the Closing Date in a manner that would give rise to material incremental Tax liabilities or material reduction in Tax attributes.

(ix)	Bralorne is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.

(x)	No Tax rulings have been requested or issued by any Tax authority with respect to Bralorne.

(xi)	Bralorne has no outstanding obligations to incur and renounce FT Expenses pursuant to flow-through subscription agreements entered into between Vendor and Bralorne other than in the amount of $2,342,833 as at October 31, 2019 and all expenses incurred to date by Bralorne in order to satisfy its obligations to the Vendor pursuant to such agreements have qualified as FT Expenses.

(q)	Litigation: There is no civil, criminal or administrative suit, action, dispute, proceeding, investigation, review, or inquiry pending or threatened against or affecting Bralorne, its assets, the Business or the Bralorne Mine Property nor is there any judgment, degree, injunction, rule or order of any Authority or arbitrator outstanding against or affecting Bralorne, its assets, the Business or the Bralorne Mine Property.

(r)	Employment Matters:

(i)	All wages, salaries, vacation pay, bonuses, commissions and other emoluments relating to the officers, Employees, consultants or independent contractors of Bralorne have been recorded in Bralorne’s payroll in all material respects and are reflected and accrued in the records of Bralorne in all material respects.

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(ii)	Bralorne has withheld from each payment made to any of its officers and Employees, and its former officers and Employees recorded in their payroll, the amount of all Taxes and other deductions (including income taxes, and pension plan, and disability contributions) required to be withheld, and has paid the same together with the social security contributions paid by Bralorne as the employer, to the proper Authority and other receiving officers within the time required under applicable legislation.

(iii)	Schedule 3.1.2(r) of the Disclosure Letter hereto sets forth the list of Bralorne’s Employees, consultants and independent contractors which indicates: (A) the titles of all Employees, consultants and independent contractors and the location of their employment; (B) the date each Employee, consultant and independent contractor was hired; (C) which Employees, consultants and independent contractors are subject to a written employment or consulting agreement with Bralorne; (D) the annual or hourly wage of each Employee, consultant and independent contractor at the date of such list, any bonuses paid to each Employee, consultant and independent contractor since the end of Bralorne’s last completed financial year and before the date of such list and all other bonuses, incentive schemes, benefits, commissions and other compensation to which each Employee, consultant and independent contractor is entitled; (E) the vacation days to which each Employee, consultant and independent contractor is entitled on the date of such list; and (F) the severance amount payable as a result of termination of each Employee. There are no Employees, consultants and independent contractors of Barlorne that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition.

(iv)	Schedule 3.1.2(r) of the Disclosure Letter hereto contains a complete list of all written contracts or arrangements for the employment of any officer, Employee, agent, consultant or independent contractor to which Bralorne is a party. No such contracts or arrangements provide for severance, termination or similar payments or entitlements, including on a change of control of Bralorne to any officer, employee, agent, consultant or independent contractor of Bralorne. There are no oral contracts or arrangements for the employment of any Person to which Bralorne is a party.

(v)	All of the employee benefit plans and arrangements to which Bralorne is a party are listed in Schedule 3.1.2(r) of the Disclosure Letter and all such benefit plans and arrangements are in good standing and Bralorne has made all payments required to be made by it in connection therewith. Except as disclosed in Schedule 3.1.2(r) of the Disclosure Letter, there are no employee plans requiring funding on the part of Bralorne in accordance with the term thereof or applicable legislation.

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(vi)	There are no stock option plans in existence for Bralorne.

(vii)	As of the date of this Agreement, Bralorne has 29 officers and Employees. There are no consultants or independent contractors currently engaged by Bralorne other than as set out in Schedule 3.1.2(o) of the Disclosure Letter.

(viii)	Bralorne does not have any obligation to pay any change-in-control, sale, completion, incentive, stay, retention and similar bonuses or payments to any current or former Employee as a result of the transactions contemplated by this Agreement.

(ix)	No Employee, consultant or independent contractor has stated that he or she will resign or retire or cease to provide work or services because of the closing of the transactions contemplated by this Agreement.

(x)	Bralorne is in compliance in all material respects with applicable Laws relating to employment or contracting of labour.

(xi)	There are no outstanding assessments or amounts due and owing pursuant to any workplace safety and insurance or workers’ compensation insurance requirements. There are no charges against Bralorne pending, threatened or anticipated under applicable health and safety legislation.

(s)	Labour Unions:

(i)	Bralorne has not made any agreements with any labour union or employee association or made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and the Vendor is not aware of any current attempts to organize or establish any labour union or employee association relating to Bralorne or of any such attempt in the past;

(ii)	there are no unfair labour practice, successor employer or related employer applications, charges or complaints pending or, to the best of the Vendor’s knowledge, information and belief, threatened against or otherwise affecting Bralorne;

(iii)	there is no material labour strike, work slow-down, work stoppage, dispute, lock-out or other labour controversy in effect, or, to the best of the Vendor’s knowledge, information and belief, threatened against or otherwise affecting Bralorne;

(iv)	no grievance is pending or, to the best of the Vendor’s knowledge, information and belief, threatened and there are no pending or outstanding arbitration awards; and

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(v)	no action, suit, complaint, charge, arbitration, enquiry, prosecution, proceeding or investigation by or before any court, governmental ministry, governmental agency, administrative agency, commission or tribunal brought by or on behalf of any employee, labour organization or other representative of the Employees of Bralorne is pending or, to the best of the Vendor’s knowledge, information and belief, threatened against Bralorne including, without limitation, any labour relations board.

(t)	Books and Records: All records of Bralorne are maintained, in all material respects, in accordance with applicable legal requirements. All material financial transactions relating to Bralorne have been accurately recorded in all material respects in the records.

(u)	Bank Accounts, etc.: Schedule 3.1.2(u) of the Disclosure Letter sets forth a true and complete list of each bank or other depository in which Bralorne maintains any bank account, trust account or safety deposit box and the names of all Persons authorized to draw thereon or who have access thereto.

(v)	National Instrument 43-101 Compliance: Vendor made available to the authors of the Bralorne Technical Report, for the purpose of preparing the Bralorne Technical Report, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available. The Bralorne Technical Report complied in all material respects with the requirements of NI 43-101 as at the date of such report and as of the date hereof there is no new material scientific or technical information concerning the Bralorne Mine Property that is not included in the Bralorne Technical Report or that would make the disclosure of mineral resources in the Bralorne Technical Report inaccurate or misleading. Vendor is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, all such reports complied, in all material respects, with the requirements of NI 43-101. There has been no material reduction in the amount of estimated mineral resources from the amounts disclosed in the Bralorne Technical Report.

(w)	Aboriginal Matters: Neither the Vendor nor Bralorne has received any written or oral notice of any Aboriginal Claim which relates to, affects, or could reasonably be expected to affect or impair Bralorne’s right, title or interest in the Bralorne Mine Property. To the knowledge of the Vendor, other than the Aboriginal Claim made by the St’at’imc Nation over the territory which includes the Bralorne Mine property, no other Aboriginal Claim has been threatened by any Aboriginal Peoples which relates to, affects, or could reasonably be expected to affect or impair, Bralorne’s right, title or interest in the Bralorne Mine Property. To the knowledge of the Vendor, there are no current or pending Aboriginal Claims that could reasonably be expected to prevent or impair the exploration, development, construction and operation of Bralorne’s right, title or interest in the Bralorne Mine Property. To the knowledge of the Vendor, no aboriginal blockade, occupation, illegal action or on-site protest has occurred or has been threatened in connection with the activities on the Bralorne Mine Property. There is no memorandum of agreement, exploration, impact and benefit or any other agreement between Bralorne and any Aboriginal Peoples respecting the Bralorne Mine Property. Other than the St’at’imic Nation’s Aboriginal Claim, no Aboriginal Information has been received by the Vendor or Bralorne which could reasonably be expected to have a material adverse effect on Bralorne or the Bralorne Mine Property.

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(x)	Contracts with Non-Arm’s Length Persons: There are no existing contracts or arrangements to which Bralorne is a party in which Vendor, any director or officer of Bralorne or Vendor or any Person not dealing at Arm’s Length with Vendor, Bralorne or any director or officer of Bralorne or Vendor has an interest, directly or indirectly, including arrangements for the payment of management or consulting fees of any kind whatsoever, which would continue beyond the Closing Date or which would require payment by Bralorne after the Closing Date.

(y)	Powers of Attorney: Bralorne has not given any power of attorney to any Person for any purpose whatsoever.

(z)	No Guarantees: As of the Time of Closing, Bralorne will not have guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person, firm or corporation.

(aa)	No Bankruptcy/Insolvency: Bralorne is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed over any part of its assets, had any encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

(bb)	Brokers: Bralorne has not entered into any agreement which would entitle any Person to any valid claim against the Purchaser for a brokers’ commission, finder’s fee or any like payment in respect of the purchase and sale of the Purchased Shares.

(cc)	Disclosure. No representation and warranty by Vendor in this Agreement and no statement contained in the schedules to this Agreement or any certificate or other document furnished or to be furnished to Purchaser under this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Vendor has disclosed to the Purchaser all material information in respect of Bralorne, the Business and the Bralorne Mine Property.

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3.2 Representations and Warranties of Purchaser

The Purchaser hereby represents and warrants to Vendor (and acknowledges that Vendor is relying on such representations and warranties in completing the transactions contemplated hereby) that:

(a)	Corporate Matters: The Purchaser is a corporation validly subsisting under the laws of Ontario and has all necessary corporate power, authority and capacity to enter into this Agreement and the Investor Rights Agreement and to perform its obligations hereunder and thereunder and to own or lease its assets and to carry on the Purchaser’s Business as presently conducted. Neither the nature of the Purchaser’s Business nor the location or character of the assets owned or leased by the Purchaser requires the Purchaser to be registered, licensed or otherwise qualified in any jurisdiction except where the failure to do so would have a Purchaser Material Adverse Effect.

(b)	Regulatory Approvals: No Regulatory Approval, filing with, notice to, or registration with any Authority is required to be made or obtained by the Purchaser in connection with the execution and delivery of, and performance by the Purchaser of its obligations under this Agreement and the Investor Rights Agreement or the consummation of the transactions contemplated hereby or thereby.

(c)	Authorization of Agreement: This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms (subject, however, to limitations with respect to the enforcement of remedies, to bankruptcy, reorganization, insolvency, moratorium and other laws relating to or affecting creditors, rights generally and subject to the availability of equitable remedies such as specific performance and injunction).

(d)	Validity of Transactions: The execution and delivery by Purchaser of each of this Agreement and the Investor Rights Agreement, the consummation of the transactions contemplated hereby and thereby and the fulfilment by Purchaser of the terms, conditions and provisions hereof will not contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or acceleration of any obligations of Purchaser under:

(i)	the Laws applicable to Purchaser;

(ii)	any judgment, order, writ, injunction or decree of any Authority, court, tribunal, instrumentality or arbitrator, which is presently applicable to Purchaser;

(iii)	Purchaser’s articles, by-laws or any resolutions, or any amendments thereto or restatements thereof; or

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(iv)	the provisions of any Contract which Purchaser is a party or by which it is bound except where such contravention, violation or breach is not reasonably likely to have a Purchaser Material Adverse Effect.

(e)	Brokers: The Purchaser has not entered into any agreement which would entitle any Person to any valid claim against the Vendor for a broker’s commission, finder’s fee or any like payment in respect of the purchase of the Purchased Shares.

(f)	Capitalization: As of the date of this Agreement, the authorized share capital of the Purchaser consists of an unlimited number of Talisker Shares, of which 91,240,074 Talisker Shares are issued and outstanding as fully paid and non-assessable. The issued and outstanding Talisker Shares have been duly and validly issued and are issued and outstanding as fully paid and non-assessable shares in the capital of the Purchaser. Except as otherwise set out in Schedule 3.2(f) or as may be issued in connection with the Equity Financing, there are no outstanding securities convertible into or exchangeable or exercisable for any Talisker Shares, nor does the Purchaser have outstanding any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance of, any Talisker Shares or any Talisker Securities convertible into or exchangeable or exercisable for any Talisker Shares. The Talisker Shares constitute all of the issued shares in the Purchaser. Except as otherwise set out in Schedule 3.2(f) or as may be issued in connection with the Equity Financing, no Person has any option or other right to acquire or receive Talisker Shares or any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, subscription or issuance of any Talisker Securities or securities convertible into, exchangeable for, or which carry the right to purchase Talisker Securities.

(g)	Issuance of Talisker Securities: The issuance by the Purchaser of the Consideration Shares and Talisker Warrants to Vendor as required by the terms of this Agreement has been duly and validly authorized by the Purchaser and at the Time of Closing, the Consideration Shares will be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and the Purchaser has authorized and reserved for issuance any Talisker Shares which are issuable pursuant to this Agreement including pursuant to the exercise of any Talisker Warrants.

(h)	Reporting Issuer Status: The Purchaser is a “reporting issuer” under applicable securities Laws in the provinces of British Columbia, Alberta and Ontario, is not in default of any requirement of any such Laws or the rules and policies of the CSE. No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Purchaser, no inquiry or investigation (formal or informal) of any Authority, is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken. The Purchaser is in compliance and up to date with all filings under applicable corporate and securities Laws and stock exchange rules and policies.

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(i)	Listing of Talisker Shares: The Talisker Shares are listed for trading on the CSE under the symbol “TSK”.

(j)	Public Record: The documents and information comprising the Purchaser’s Disclosure Documents, as of their respective dates, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws. The Purchaser has not filed any confidential material change report with any securities authorities that remains confidential.

(k)	Business of the Purchaser: The Purchaser does not have any material assets other than the Purchaser’s Business as disclosed in the Purchaser’s Disclosure Documents.

(l)	Compliance with Laws: The Purchaser is in compliance, in all material respects, with all Laws, or other requirements applicable to it or the Purchaser’s Business and has filed in all material respects all reports or returns required under all Laws applicable to it and the Purchaser’s Business.

(m)	Absence of Changes: Since April 18, 2019, there has not been any material adverse change in the condition, operations, affairs or the assets or financial condition of the Purchaser other than such changes in the ordinary and normal course of business.

(n)	Litigation: There is no civil, criminal or administrative suit, action, proceeding, investigation, review or inquiry pending or threatened against or affecting Purchaser, nor is there any judgment, decree, injunction, rule or order of any Authority or arbitrator outstanding against or affecting Purchaser that, if successful, either individually or in the aggregate, could delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(o)	Books and Records: All records of the Purchaser are maintained, in all material respects, in accordance with applicable legal requirements. All material financial transactions relating to the Purchaser have been accurately recorded in the records.

(p)	Loans with Non-Arm’s Length Persons: There are no loans or other indebtedness outstanding which has been made by any shareholder, director, officer or employee of the Purchaser or any Person not dealing at Arm’s Length with the Purchaser.

(q)	No Bankruptcy/Insolvency: The Purchaser is not insolvent and has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed over any part of its assets, had any encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

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4. COVENANTS

4.1 Conduct of Business/Interim Period Covenants of Vendor and Bralorne

The Vendor and Bralorne hereby covenant with and to the Purchaser that except as contemplated by this Agreement or with the prior written consent of the Purchaser, during the period from the date of this Agreement until the Closing Date (the “Interim Period”), Vendor and Bralorne will:

(a)	operate the Business only in the ordinary course;

(b)	take all commercially reasonable actions to ensure that the representations and warranties in Sections 3.1.1 and 3.1.2 hereof remain true and correct in all material respects at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of the Time of Closing (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and to satisfy or cause to be satisfied the conditions in Section 6.2.2 hereof;

(c)	promptly advise the Purchaser of any facts that come to their attention which would cause any of the Vendor’s or Bralorne’s representations and warranties herein contained to be untrue or incorrect in any material respect;

(d)	maintain all of the material tangible properties and assets of Bralorne in the same condition as they now exist, ordinary wear and tear excepted;

(e)	maintain the books, records and accounts of Bralorne in the ordinary course and record all transactions on a basis consistent with past practice;

(f)	maintain good relations with all Authorities and all customers, suppliers, counterparties, employees, Aboriginal Peoples and others having business relationships with Bralorne;

(g)	not incur any new commitments for exploration expenditures on the Bralorne Mine Property other than the existing commitments of Bralorne described in the budget attached as Schedule 4.1(g) of the Disclosure Letter;

(h)	not create, incur or assume any Encumbrance (other than any Permitted Encumbrance) upon or any of the assets of Bralorne;

(i)	not dispose of the Bralorne Mine Property or any of the other assets of Bralorne;

(j)	not terminate or waive any default under any Contracts of Bralorne;

(k)	keep in full force all of the current insurance policies of Bralorne;

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(l)	take all commercially reasonable actions to ensure that Bralorne performs all of its obligations falling due during the Interim Period under all Material Contracts of Bralorne;

(m)	take all commercially reasonable actions to ensure that Bralorne complies with all obligations imposed by the Authorities;

(n)	take all commercially reasonable actions to cause the conditions to discharge the Samsung Security Interest, including without limitation the conditions set out in Section 3.1.1(h), to be fulfilled and to cause the Samsung Security Interest to be settled and discharged, in each case on or prior to the Closing Date;

(o)	all of the leases and other financial contracts to which Bralorne is a party to shall be assigned to the Vendor by Bralorne prior to the Closing Date in consideration of the Vendor assuming all of the liabilities and obligations under the respective leases and other financial contracts and the counterparty thereto releasing Bralorne of all present and future obligations with respect to such leases and financial contracts and the Vendor shall arrange for each such counterparty to discharge all registrations against Bralorne including, without limitation, all Personal Property Security Act (British Columbia) and similar registrations, with respect to the foregoing;

(p)	cause all outstanding indebtedness, liabilities and obligations (whether accrued, absolute, contingent or otherwise, matured or unmatured, including under any guarantee of any debt) of Bralorne, other than Reclamation and Rehabilitation Costs and the royalties set out in Schedule 1.1(uu) of the Disclosure Letter, to be extinguished prior to the Closing Date;

(q)	not enter into any agreement, settlement or take any other action which could adversely affect the interests of Bralorne in relation to any suits, action, dispute, civil or criminal litigation, arbitration, legal, administrative or other proceeding or governmental investigation;

(r)	not enter into any new Contracts;

(s)	not grant any powers of attorney;

(t)	not increase, in any manner, the compensation or employee benefits of any of the Employees of Bralorne, or pay or agree to pay to any of them any pension, severance or termination amount or other employee benefit (other than any payment required by Law or pursuant to the terms of any contract or agreement existing as of the date hereof);

(u)	if requested by Purchaser, cooperate with and assist the Purchaser by providing at the sole cost and expense of Purchaser financial statements of Bralorne or a technical report addressed to Purchaser in respect of the Bralone Mine Property required by applicable Laws;

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(v)	use commercially reasonable efforts to obtain all necessary Consents and Regulatory Approvals prior to Closing and in any event by the Outside Date; and

(w)	not, directly or indirectly, discuss, negotiate, or enter into any legal act, pact, agreement, contract, option and/or grant any direct or indirect right, current or future, to any Person over Bralorne, the Business or the Bralorne Mine Property.

4.2 Interim Period Covenants of Purchaser

The Purchaser hereby covenants with and to the Vendor that except as contemplated by this Agreement or with the prior written consent of Vendor, during the Interim Period, the Purchaser will:

(a)	take all commercially reasonable actions to ensure that the representations and warranties in Section 3.2 hereof remain true and correct in all material respects at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of the Time of Closing (except for those representations and warranties made as of a specified date, the accuracy of which shall be determined as of the date specified), and to satisfy or cause to be satisfied the conditions in Section 6.2.1 hereof;

(b)	use all commercially reasonable efforts to obtain all necessary Consents and Regulatory Approvals prior to Closing and in any event by the Outside Date;

(c)	use all commercially reasonable efforts to arrange for and substitute Surety Arrangements on or prior to Closing for each of the Vendor Surety Arrangements in form and amount acceptable to each of the Authorities that hold or are benefitted by the Vendor Surety Arrangements (the “Purchaser’s Surety Arrangements”); and

(d)	not, directly or indirectly, do or permit to occur any of the following (and shall not publicly announce any intention to undertake any of the following) at any time from the date hereof until the Closing Date without the prior consent of Vendor, such consent not to be unreasonably withheld or delayed:

(i)	amend its articles or by-laws or the terms of the Talisker Shares in a manner that could have a material adverse effect on the market price or value of the Talisker Shares; or

(ii)	split, consolidate or reclassify any of the Talisker Shares.

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5. INDEMNIFICATION

5.1 Survival of Vendor’s Representations and Warranties

The representations and warranties of the Vendor contained in this Agreement shall survive the Closing for the benefit of the Purchaser:

(a)	with respect to the warranties and representations contained in Sections 3.1.1(d) [Ownership of Purchased Shares], 3.1.2(d) [Capitalization], and 3.1.2(g) [Liabilities], indefinitely;

(b)	as to all other warranties and representations not relating to Taxes, for a period ending on the date that is 24 months following the Closing Date; and

(c)	as to matters relating to liability for Taxes prior to the Closing Date, and any assessment or re-assessment relating thereto, for the period commencing on the Closing Date and ending on the date in which the last applicable limitation period under any applicable income tax or other tax legislation expires with respect to any taxation year which is relevant in determining any liability under this Agreement with respect to tax matters, and any claim in respect thereof, except a claim based on fraud which can be made at any time after Closing, shall be made in writing within the time so limited for survival in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

5.2 Survival of Purchaser’s Representations and Warranties

The representations and warranties of the Purchaser contained in this Agreement shall survive the Closing for the benefit of the Vendor for a period ending on the date that is 24 months following the Closing Date and any claim in respect thereof, except for:

(a)	a claim based on the Purchaser’s indemnification under Section 5.4(e) below, which will continue for the period commencing on the Closing Date and ending on the date in which the last applicable limitation period under any applicable income tax or other tax legislation expires with respect to any taxation year which is relevant in determining any liability under this Agreement with respect to the tax matters described in Section 5.4(e) below; or

(b)	a claim based on fraud which can be made at any time after Closing,

shall be made in writing within the time so limited for survival in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of that claim.

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5.3 Indemnification by Vendor

Subject to the limits set forth in Sections 5.5, Vendor covenants and agrees with the Purchaser to indemnify and save harmless the Purchaser, effective as and from the Time of Closing, from and against any claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all reasonable legal fees (including those on a solicitor and own client basis) and other reasonable professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) but excluding consequential loss, loss of profit and/or special or punitive damages arising directly or indirectly as a consequence of such matter (hereinafter called “Claims”) which may be made by or brought against the Purchaser or which the Purchaser may suffer or incur as a result of, in respect of, or arising out of:

(a)	any non-fulfilment of any covenant on the part of the Vendor or Bralorne contained in this Agreement, the Investor Rights Agreement or in any other agreement, certificate or instrument delivered by the Vendor or Bralorne pursuant to this Agreement;

(b)	any misrepresentation or inaccuracy in any of the Vendor’s representations or warranties contained in this Agreement, the Investor Rights Agreement or in any other agreement, certificate or instrument delivered by the Vendor or Bralorne pursuant to this Agreement;

(c)	all liabilities and obligations arising out of or relating to ownership of Bralorne or the ownership or operation of, or activities conducted on, the Bralorne Mine Property by Bralorne prior to Closing, except those that are subject to indemnification by Purchaser pursuant to Section 5.4; and

(d)	the Net Proceeds Royalty, including all liabilities, obligations and payments thereunder.

5.4 Indemnification by Purchaser

Subject to the limits in Section 5.5, the Purchaser covenants and agrees with the Vendor to indemnify and save harmless the Vendor, effective as and from the Time of Closing, from and against any Claims which may be made or brought against Vendor, or which Vendor may suffer or incur as a result of, in respect of, or arising out of:

(a)	any non-fulfilment of any covenant on its part contained in this Agreement, the Investor Rights Agreement or in any other agreement, certificate or instrument delivered by it hereunder or thereunder;

(b)	any misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement, the Investor Rights Agreement or in any other agreement, certificate or instrument delivered by it pursuant to this Agreement;

(c)	all liabilities and obligations arising out of or relating to ownership of Bralorne or the ownership or operation of, or activities conducted on, the Bralorne Mine Property by Bralorne following Closing, except those that are subject to indemnification by Vendor pursuant to Section 5.3(d);

(d)	the Reclamation and Rehabilitation Costs; and

(e)	any Claim made by any purchaser of Flow-Through Shares issued by Vendor pursuant to the tax indemnity given by Vendor to such purchaser under a FT Agreement, provided the indemnity in this Section 5.4(e) shall be limited to and only apply to any indemnity payments required to be made by Vendor to such purchaser which result solely from Bralorne’s failure to incur and renounce the FT Expenses to Vendor.

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5.5 Indemnification Limitations

(a)	The indemnity obligations of Vendor under Section 5.3 shall be limited in the following respects:

(i)	Vendor shall only be liable under Section 5.3(b) for a Claim made by the Purchaser on or before the applicable expiry dates for the survival of such representations and warranties as set out in Section 5.1; and

(ii)	For greater certainty, the limitations in this Section 5.5(a) shall have no application to any Claim made against Vendor that is based on (i) fraud or (ii) the Investor Rights Agreement.

(b)	The indemnity obligations of the Purchaser under Section 5.4 shall be limited in the following respects:

(i)	The Purchaser shall only be liable for a Claim made by the Vendor under Section 5.4(b) on or before the applicable expiry dates for the survival of such representations and warranties as set out in Section 5.2; and

(ii)	For greater certainty, the limitations in this Section 5.5(b) shall have no application to any Claim made by Vendor against the Purchaser that is based on (i) fraud, or (ii) the Investor Rights Agreement.

5.6 Procedure for Indemnification

(a)	Claims Other Than Third Party Claims: Following receipt from the Vendor or the Purchaser, as the case may be (the “Indemnified Party”), of a written notice of a claim for indemnification which has not arisen in respect of a Third Party Claim (as defined in Subsection 5.6(b)), the party who is in receipt of such notice (the “Indemnifying Party”) shall have thirty (30) days to make such investigation of the claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party, the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the claim. If the Indemnified Party and the Indemnifying Party do not agree within such period (or any mutually agreed upon extension thereof), such dispute shall be resolved by an action in a court of law.

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(b)	Third Party Claim: The Indemnified Party shall notify the Indemnifying Party, in writing, as soon as is reasonably practicable after being informed, in writing, that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”), the estimated quantum of the claim, if known, and in respect of which a right of indemnification given pursuant to this Section 5 may apply. The omission so to notify the Indemnifying Party shall not relieve the Indemnified Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend as provided in this Article 5. The Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within ten (10) days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim, provided that:

(i)	such will be done at all times in a diligent and bona fide matter;

(ii)	such right shall be subject to the rights of any insurer or other third party who has potential liability in respect of such Third Party Claim;

(iii)	the Indemnifying Party acknowledges, in writing, its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim; and

(iv)	the Indemnifying Party shall pay all reasonable out-of-pocket expenses incurred by the Indemnified Party as a result of such participation or assumption.

If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party and its counsel and shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense. If the Indemnifying Party does not so elect or, having elected to assume such control, thereafter fails to proceed with the settlement or defence of any such Third Party Claim, the Indemnified Party shall be entitled to assume such control. In such case, the Indemnifying Party shall cooperate where necessary and at its own expense with the Indemnified Party and its counsel in connection with such Third Party Claim and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

(c)	Without the prior written consent of the Indemnified Party, the Indemnifying Party shall not enter into or cause any compromise or settlement of any Third Party Claim unless:

(i)	the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably; and

(ii)	the Third Party Claim and any claim or liability of the Indemnified Party with respect thereto is being fully satisfied because of the compromise and settlement and the Indemnified Party is being released from any and all obligations or liabilities it may have with respect to the Third Party Claim and any claim or liability which may arise in respect thereof to other Persons as a result of the claim being asserted against such other Persons by the Person making the Third Party Claim.

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5.7 Rights Cumulative

The rights of indemnification contained in this Article 5 are cumulative and are in addition to every other right or remedy of the parties contained in this Agreement and the Investor Rights Agreement or otherwise.

5.8 Reductions and Subrogation

If the amount of any loss in respect of a Claim incurred by an Indemnified Party at any time subsequent to the making of a payment by the Indemnifying Party (an “Indemnity Payment”) is reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses (including taxes) or premiums incurred in connection therewith), together with interest thereon from the date of payment thereof at the Prime Rate, shall promptly be repaid by the Indemnified Party to the Indemnifying Party. Upon making a full Indemnity Payment, the Indemnifying Party shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party that is not an Affiliate of the Indemnified Party in respect of the loss to which the Indemnity Payment relates but only if the Indemnifying Party shall then be in compliance with its obligations under this Agreement in respect of the Claim in respect of such loss. Until the Indemnified Party recovers full payment of its Claim, any and all Claims of the Indemnifying Party against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, the Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect such postponement and subordination.

6. CLOSING & POST-CLOSING

6.1 Location

The Closing will be completed at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada at the Time of Closing or at any other such place as the Purchaser and Vendor may agree upon.

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6.2 Conditions

6.2.1 Notwithstanding anything herein contained, the obligation of the Vendor to complete the transactions provided for herein will be subject to the fulfilment of the following conditions at or prior to the Time of Closing, and the Purchaser covenants to use its commercially reasonable efforts to ensure that such conditions, to the extent under the control of the Purchaser, are fulfilled:

(a)	The consideration payable pursuant to Sections 2.1(a), 2.1(b) and 2.1(c) to Vendor for the acquisition of the Purchased Shares shall be delivered by the Purchaser.

(b)	All representations and warranties of the Purchaser as contained in this Agreement shall be true and correct in all material respects to the extent not qualified by materiality or Purchaser Material Adverse Effect and in all respects to the extent qualified by materiality or Purchaser Material Adverse Effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).

(c)	All covenants to be performed by the Purchaser by the Closing Date as contained in this Agreement shall have been performed and the Purchaser shall have complied in all material respects with its covenants in this Agreement.

(d)	All Consents and Regulatory Approvals required to be obtained by the Purchaser in connection with this Agreement and the Investor Rights Agreement and the transactions contemplated hereunder and thereunder shall have been obtained on terms and conditions satisfactory to Vendor, acting reasonably.

(e)	There shall not exist any prohibition under Law, including a cease trade order, injunction or other prohibition or order at law or under applicable legislation, against Purchaser which shall prevent the consummation of the transactions contemplated hereby or prevent the trading of the common shares of the Purchaser.

(f)	Since the date of this Agreement, there shall not have been any Purchaser Material Adverse Effect.

(g)	The Purchaser executing and delivering in favour of Vendor the Investor Rights Agreement.

(h)	The Purchaser shall deliver to the Vendor all in form and substance acceptable to Vendor, acting reasonably:

(i)	a certificate of incumbency with respect to Purchaser;

(ii)	a copy of the resolution of its Board of Directors (certified by a duly appointed officer as true and correct), authorising the signature of and the performance by Purchaser of its obligations under this Agreement, the Investor Rights Agreement, and each of the other documents (if any) to be executed by Purchaser pursuant to this Agreement or any of the foregoing agreements; and

(iii)	a certificate by Purchaser confirming that (i) all representations and warranties made pursuant to Section 3.2 of this Agreement are true and correct in all material respects to the extent not qualified by materiality or Purchaser Material Adverse Effect and in all respects to the extent qualified by materiality or Purchaser Material Adverse Effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and (ii) all covenants to be performed by the Purchaser by the Closing Date as contained in this Agreement have been performed and the Purchaser has complied in all material respects with its covenants in this Agreement.

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(i)	The Purchaser shall have delivered to Vendor all documentation required under the policies of the CSE relating to the issuance of Talisker Securities to Vendor pursuant to Section 2.1.

(j)	The Samsung Security Interest shall have been discharged.

6.2.2 Notwithstanding anything herein contained, the obligation of the Purchaser to complete the transactions provided for herein will be subject to the fulfilment of the following conditions at or prior to the Time of Closing, and Vendor and Bralorne, as the case may be, covenant to use their commercially reasonable efforts to ensure that such conditions are fulfilled:

(a)	All representations and warranties of Vendor in this Agreement shall be true and correct in all material respects to the extent not qualified by materiality or material adverse effect and in all respects to the extent qualified by materiality or material adverse effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).

(b)	All covenants to be performed by the Vendor or Bralorne by the Closing Date as contained in this Agreement shall have been performed in all material respects and the Vendor or Bralorne, as the case may be, shall have complied in all material respects with its covenants in this Agreement.

(c)	All Consents and Regulatory Approvals required to be obtained by Bralorne or Vendor in connection with this Agreement and the transactions contemplated hereunder shall have been obtained on terms and conditions satisfactory to Purchaser, acting reasonably.

(d)	Vendor shall have caused Bralorne to file a notice of alteration in the form attached hereto as Schedule 6.2.2(d) to create the Class A Shares and Vendor shall have subscribed for that number of the Class A Shares for nominal consideration to provide Vendor with 50.1% of the outstanding votes required to elect Bralorne's directors immediately after the Closing.

(e)	Bralorne’s directors shall have tendered their resignations.

(f)	Vendor and Purchaser shall have entered into a shareholders agreement that is not a "unanimous shareholders agreement" pursuant to the Business Corporations Act (British Columbia), that will: (i) specify the size of Bralorne's board of directors and provide that Purchaser, as the holder of all of the outstanding common shares of Bralorne, will be entitled to nominate all of the directors of Bralorne; and (ii) provide that any matters requiring shareholder approval while Vendor holds Class A Shares must be approved by a special resolution of all shareholders, which shareholders agreement shall be in the form attached hereto as Schedule 6.2.2(f).

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(g)	Vendor shall deliver, or cause Bralorne to deliver, as the case may be, to the Purchaser, among other documents, all in form and substance acceptable to the Purchaser:

(i)	the Books and Records of Bralorne within its possession or control;

(ii)	the share certificates (duly endorsed for transfer to the Purchaser or, as the Purchaser may direct, the Purchaser’s nominee) representing the Purchased Shares and shall cause Bralorne to register the transfer of the shares;

(iii)	a certificate of incumbency with respect to the Vendor;

(iv)	evidence satisfactory to Purchaser of the discharge of the Samsung Security Interest;

(v)	evidence satisfactory to Purchaser that Bralorne has sufficient cash on hand on the Closing Date to at a minimum satisfy the FT Expenses;

(vi)	evidence satisfactory to the Purchaser that the requirements of Section 4.1(o) have been satisfied in its sole discretion;

(vii)	evidence satisfactory to the Purchaser that the requirements of Section 4.1(p) have been satisfied in its sole discretion;

(viii)	a certificate of good standing or equivalent with respect to Bralorne;

(ix)	a mutual release between the directors and officers, on the one hand, and Bralorne, on the other hand, with effect from the Time of Closing, of those claims by and against Bralorne, as applicable, in the form satisfactory to Purchaser;

(x)	a mutual release between Vendor and Bralorne with effect from the Time of Closing of those claims by and against Bralorne, in the form satisfactory to Purchaser;

(xi)	a certificate executed by a senior officer of Vendor confirming that (A) all representations and warranties of Vendor in this Agreement are true and correct in all material respects to the extent not qualified by materiality or material adverse effect and in all respects to the extent qualified by materiality or material adverse effect as of the Closing Date as if made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (B) all covenants to be performed by the Vendor or Bralorne by the Closing Date as contained in this Agreement have been performed in all material respects and each of the Vendor and Bralorne, as the case may be, has complied in all material respects with its covenants in this Agreement; and (C) as of the Closing Time, Bralorne has no outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise, matured or unmatured, including under any guarantee of any debt) other than Reclamation and Rehabilitation Costs and the royalties set out in Schedule 1.1(uu) of the Disclosure Letter;

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(xii)	an opinion of Vendor’s legal counsel addressed to the Purchaser as to certain legal matters relating to Vendor and Bralorne, including corporate existence, authorization and enforceability relating to the transactions contemplated hereby, the authorized and issued share capital of Bralorne and the shareholders of Bralorne as at the Time of Closing and the transfer of the Purchased Shares to the Purchaser, free and clear of any and all Encumbrances, in form and substance satisfactory to the Purchaser and its counsel, acting reasonably, and which is consistent in all material respects with the draft of such opinion that has been provided to the Purchaser and its counsel prior to the execution this Agreement; and

(xiii)	the Pro Forma Balance Sheet.

(h)	Vendor executing and delivering in favour of Purchaser the Investor Rights Agreement.

(i)	Vendor and Bralorne shall have completed the reorganization set out in Schedule 6.2.2(i) of the Disclosure Letter.

6.2.3 The conditions precedent set out in Section 6.2.1 (except for the Regulatory Approvals required to be obtained in Sections 6.2.1(c) and 6.2.1(d), which are provided for the mutual benefit of the Purchaser and Vendor) are inserted for the sole benefit of Vendor and the conditions precedent set out in Section 6.2.2 (except for the Regulatory Approvals required to be obtained in Sections 6.2.2(b) and 6.2.2(c), which are provided for the mutual benefit of the Purchaser and Vendor) are inserted for the sole benefit of the Purchaser. Either of the Purchaser or the Vendor may refuse to proceed with the closing of the purchase and sale of the Purchased Shares if the conditions precedent inserted for its benefit are not fulfilled to its reasonable satisfaction prior to the Closing Date and it shall incur no liability to any other party by reason of such refusal.

6.2.4 The foregoing conditions precedent may be waived in whole or in part by the party for whose benefit they are inserted in that party’s absolute discretion. No such waiver shall be of any effect unless it is in writing signed by the Party granting the waiver.

6.3 Post-Closing Covenants

6.3.1 Flow-Through Expenses. After the Closing Date, the Parties will cause Bralorne to incur and renounce to Vendor expenses on the Mining Concessions, which expenses will qualify as “flow-through mining expenditures” as defined under section 127(9) of the Tax Act and section 4.721(1) of the Income Tax Act (British Columbia) and will be in the amount that is equal to $2,342,833 less the dollar amount of “flow-through mining expenditures” incurred on the Mining Concessions prior to the Closing Date (the “FT Expenses”). Purchaser acknowledges that as of October 31, 2019, Bralorne must incur $42,833 in FT Expenses by December 31, 2019 and renounce such FT Expenses to Vendor by February 29, 2020, and Bralorne must incur an additional $2,300,000 in FT Expenses by December 31, 2020 and renounce such expenses to Vendor by March 1, 2021 or Bralorne will not have satisfied its obligations under existing flow-through subscription and renunciation agreements entered into by the Vendor (the “FT Agreements”). Bralorne will be responsible for all costs, charges and expenses incurred by Bralorne in respect of its obligations under the FT Agreements.

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6.3.2 Redemption of Class A Shares. The Parties agree to take all necessary action to cause all of the Class A Shares to be redeemed for nominal consideration immediately after Bralorne has incurred and renounced the FT Expenses pursuant to Section 6.3.1. During the period of time after the Closing Date that the Class A Shares are issued and outstanding, the Vendor agrees that the Purchaser shall be permitted to issue additional shares in its capital stock provided that after each such issuance the Vendor owns shares that entitle the Vendor to greater than 50% of all outstanding votes required to elect Bralorne’s directors.

6.3.3 Purchaser’s Surety Arrangements. As expeditiously as possible following Closing, Purchaser shall take all actions necessary to implement the Purchaser’s Surety Arrangements to replace any then remaining Vendor Surety Arrangements and obtain the final release and return to Vendor of the Vendor Surety Arrangements.

6.3.4 Production Payment. On or prior to the fifth (5th) Business Day after the commencement of commercial production of the Mining Concessions, Purchaser shall pay US$2,500,000 in cash to Vendor (the “Production Payment”).

6.3.5 Employee Termination Costs. Vendor agrees to reimburse Bralorne for 50% of the total termination cost associated with the termination of employment of any Employee after but within three (3) months of the Closing Date, provided that the Vendor shall not be required to reimburse Bralorne more than $300,000 in aggregate for all such terminations. Reimbursement shall be made by cheque or money order within ten (10) Business Days of a written request for reimbursement, if made to the Vendor within one hundred and twenty (120) days of the Closing Date, together with backup documentation confirming the payments made by Bralorne. Termination costs shall include all notice of termination, termination pay, severance pay and damages for wrongful dismissal.

7. TERMINATION

7.1 Rights of Termination

The transactions contemplated herein may be terminated at any time, but not later than at the Time of Closing:

(a)	by mutual consent of the Purchaser and Vendor;

(b)	by Vendor, if any of the conditions contained in Section 6.2.1 is not satisfied, and such conditions are not capable of being satisfied by the Outside Date provided that Vendor is not in breach of this Agreement at such time so as to cause any of the conditions set forth in Section 6.2.1 not to be satisfied;

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(c)	by the Purchaser, if any of the conditions contained in Section 6.2.2 is not satisfied, and such conditions are not capable of being satisfied by the Outside Date provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.2.2 not to be satisfied; and

(d)	by Vendor or Purchaser, if the Closing does not occur by the Outside Date, except that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any Party whose failure to fulfill any of its obligations or covenants or whose breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing Date to occur by such Outside Date.

7.2 Consequence of Termination

In the event of termination pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given to the other parties and the transactions contemplated by this Agreement shall be terminated, without further action by any of the parties hereto. If the transactions contemplated in this Agreement are terminated as provided herein, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby; provided further that neither the termination of this Agreement nor anything contained in this Section 7.2 shall relieve a Party from any liability arising prior to such termination and any party may bring an action against any other party for damages suffered by such party where the non-performance, non-fulfillment or non-compliance of or with the relevant condition is a result of a breach of covenant, representation or warranty by the other party.

8. GENERAL

8.1 Public Notice

All public notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by Vendor and the Purchaser and no party shall act unilaterally in this regard without the prior approval of Vendor and the Purchaser or the other of them, except as may be required by applicable Laws. In this regard, Vendor and the Purchaser acknowledge that each of them is a public company and reporting issuer subject to securities Laws that requires each of them to disclose publicly the transactions contemplated by this Agreement.

8.2 Expenses

Except as otherwise set out in this Agreement, each of the parties shall be responsible for its own fees, costs and expenses (including the fees and disbursements of legal counsel) incurred in connection with this Agreement and the transactions contemplated hereby.

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8.3 Entire Agreement

With respect to the subject matter of this Agreement, this Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties and supersedes all prior understandings and communications between the parties or any of them, oral or written.

8.4 Further Assurances

The parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated hereby, and each party shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether prior to or following the Closing.

8.5 Notices

All payments and communications which may be or are required to be given by any party to any other party, shall be in writing and (a) delivered personally or by prepaid courier (b) sent by mail or (c) sent by facsimile or other similar means of electronic communication to the parties at their following respective address:

For Vendor:

Avino Silver & Gold Mines Ltd.

Suite 900, 570 Granville Street

Vancouver BC V6C 3P1

Canada

Attention: David Wolfin, President

e-mail: dwolfin@avino.com

Facsimile: (604) 682-3600

with a copy to:

Harper Grey LLP

3200 – 650 W. Georgia Street

Vancouver BC V6B 4P7

Canada

Attention: Paul Bowes

e-mail: pbowes@harpergrey.com

Facsimile: (604) 669-9385

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For Purchaser:

Talisker Resources Ltd.

100 King Street West

Suite 7010Toronto, Ontario M5X 1A0

Canada

Attention: Terry Harbort

e-mail: terry.harbort@taliskerresources.com

Facsimile: (416) 361-2821

with a copy to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Canada

Attention: Jay Goldman

e-mail jgoldman@cassels.com

Facsimile: (416) 644-9337

Any such notice so given shall be deemed conclusively to have been given and received when so personally delivered, sent by prepaid courier, or sent by facsimile or other electronic communication or on the fifth (5th) day following the sending thereof by mail. Any party may from time to time change its address hereinbefore set forth by notice to the other parties in accordance with this Section.

8.6 Governing Law

This Agreement and the rights, obligations and relations of the parties shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, excepting its laws relating to conflict of laws. The parties agree that the courts of the Province of Ontario, Canada shall have exclusive jurisdiction to entertain any action or other legal proceedings based on any provision of this Agreement. Each party does hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario, Canada.

8.7 Assignment

Except as expressly provided in this Agreement, no party hereto may assign this Agreement in whole or in part or any rights and obligations hereunder without the other party’s prior written consent. The Purchaser may assign and transfer its rights and obligations to an affiliate without the prior written consent of the Vendor, and provided that the Vendor may demand as a condition of its acceptance of any assignment or transfer by the Purchaser to any assignee (the “Assignee”) that such Assignee will: (i) execute and deliver to the Vendor its agreement to be bound by the terms and conditions of this Agreement, including for greater certainty the payment of the Production Payment, and (ii) any further disposition of the interest acquired by such assignment or transfer must be subject to the restrictions set out in this section.

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8.8 Effectiveness and Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder.

8.9 Time of the Essence

Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

8.10 Amendment

This Agreement may be amended only by written agreement of the parties. Each party acknowledges that it shall have no right to rely upon any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless the same is in writing and executed by the parties hereto.

8.11 Waiver

The failure of any party to enforce at any time any of the provisions of this Agreement or any of its rights with respect thereto or to insist upon strict adherence to any term of this Agreement shall not be considered to be a waiver of such provision, right or term or in any way to affect the validity of this Agreement or deprive the applicable party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. The exercise by any party of any of its rights under this Agreement shall not preclude or prejudice such party from exercising any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by it hereunder. Any waiver by any party of the performance of any of the provisions of this Agreement shall be effective only if in writing and signed by a duly authorized representative of such party.

8.12 Severability

If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby but shall continue to be valid and enforceable to the fullest extent permitted by law.

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8.13 Survival

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a Party or automatically or otherwise), the provisions of Sections 7.2 and Article 8 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

The provisions of Article 2, Article 5, and Section 6.3, and Article 8 shall survive the Closing Date and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the Closing Date.

8.14 Counterparts

This Agreement may be executed by the parties in separate counterparts (by original, facsimile signature, or other form of electronic signature) each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF the parties have hereunto duly executed this Agreement on the date first above written.

TALISKER RESOURCES LTD.

Per:	/s/ Terence Harbort
Authorized Signatory

AVINO SILVER & GOLD MINES LTD.

Per:	/s/ David Wolfin
Authorized Signatory

BRALORNE GOLD MINES LTD.

Per:	/s/ David Wolfin
Authorized Signatory

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